Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

PacWest Bancorp:

We hereby consent to incorporation by reference in the Post-Effective Amendment No. 1 to the registration statement on Form S-8 of PacWest Bancorp of our report dated February 28, 2008, with respect to the consolidated balance sheets of First Community Bancorp and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 10-K of First Community Bancorp filed on February 28, 2008.

/s/  KPMG LLP

Los Angeles, California

May 15, 2008